UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly held Corporation

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia” or “Company”), as a complement to the Material Facts released on September 2nd, 22nd, 23rd and 28th, 2016, November 23rd, 2016, December 13th, 2016, and January 23rd, 2017, February 16th and 23rd, 2017, and June 13th, 2017, hereby announces to its shareholders and to the market in general that, on the date hereof, CPFL Energia received from its controlling shareholder, State Grid Brazil Power Participações S.A., the letter transcribed below:

“São Paulo, July 07, 2017

To

CPFL Energia S.A.

Rua Gomes de Carvalho, no 1.510, room 142

Vila Olímpia, São Paulo/SP

ZIP Code 04547-005

CPFL Energias Renováveis S.A.

Av. Dr. Cardoso de Melo, 1.184, 7th floor

Vila Olímpia, São Paulo/SP

ZIP Code 04548-004

At.:    Mr. Gustavo Estrella

At.:    Mr. Gustavo Henrique Santos de Sousa

Ref.:  Decision to Proceed Solely with the Mandatory Tender Offers Resulting from Transfer of Control

Dear Sirs,

STATE GRID BRAZIL POWER PARTICIPAÇÕES S.A., a privately held company with headquarters in the city of São Paulo, state of São Paulo, at Avenida Paulista, No. 726, 1207, room 04, registered with the CNPJ/MF under the number 26.002.119/0001-97 (“State Grid”), hereby informs CPFL Energia S.A. (“CPFL Energia”) and CPFL Energia Renováveis S.A. (“CPFL Renováveis”, and together with CPFL Energia, the “Companies”) of the following.

On June 12, 2017, the CVM requested through Letters 152 and 153/2017/CVM/SRE/GER-1 (“CVM Letters”) that State Grid either filed with the CVM the valuation reports in connection with the Delisting Tender Offer and the Novo Mercado’s Exit Tender Offer for each of the Companies, or, alternatively, filed with the CVM the adjusted offer documents providing solely for the Mandatory Tender Offers resulting from the direct transfer of control of CPFL Energia and the indirect transfer of control of CPFL Renováveis.

In response to the CVM Letters, State Grid hereby informs you that it decided to proceed solely with the Mandatory Tender Offers resulting from the transfer of control of the Companies required in respect of each of the Companies pursuant to article 254-A of Law 6,404, dated as of December 15, 1976, article 29 of CVM Instruction 361, dated as of March 05, 2002, the Novo Mercado Listing Rules of B3 S.A. – Brasil, Bolsa, Balcão (“B3” and “Novo Mercado”) and the Companies’ bylaws.

As also requested by the CVM Letters, the applicable documentation for the tender offers for each of the Companies will be duly adjusted to reflect the foregoing decision and will be filed with the Comissão de Valores Mobiliários – CVM on or before July 12, 2017.

Pursuant to the CVM Instruction 358, dated as of January 03, 2002, State Grid requests that the Companies publicly disclose the contents of this message.

Very truly yours,

STATE GRID BRAZIL POWER PARTICIPAÇÕES S.A.

___________________________________

YANG QU

Chief Executive Officer”

CPFL Energia will inform its shareholders and the market in general of any developments regarding the matter reported hereof that are communicated to the Company.

São Paulo, July 7th, 2017.

Gustavo Estrella

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 7, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.